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                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. )

                         Brandywine Realty Trust
                            (Name of Issuer)

                  Common Shares of Beneficial Interest
                     (Title of Class of Securities)

                                105368203
                             (CUSIP Number)

                             Mr. D. Pike Aloian
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                              April 27, 1999
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box [ ].










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                                                      Page 2 of 7 pages
                                       13D
CUSIP No.  105368203
          -----------
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON    Five Arrows Realty Securities III
          L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a) [/X/]
                                                               (b) [/ /]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  4,875,000 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  4,875,000 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          4,875,000 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           11.4% (fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
fn1 Consisting of (i) 1,041,667 shares of 8.75% Series B Senior Cumulative Convertible Preferred Shares ("Preferred Shares") held by Five Arrows Realty Securities III L.L.C. ("Five Arrows") and up to 3,333,333 additional Preferred Shares which Five Arrows may be obligated to purchase on or before December 31, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into one common share of beneficial interest, subject to adjustment, and (ii) 500,000 common shares of beneficial interest (the "Warrant Shares") purchasable at any time or from time to time under a seven-year warrant (the "Warrant").


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                                                      Page 3 of 7 pages
                                      13D
CUSIP No. 105368203
         -----------
    (1)  NAME OF REPORTING PERSON  Rothschild Realty Investors III
L.L.C.
         I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON (ENTITIES ONLY)
------------------------------------------------------------------------
    (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                 (a) /x/
                                                                 (b) / /
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
                  WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER  4,875,000 (fn1)
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER  4,875,000 (fn1)
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          4,875,000 (fn1)
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                    [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           11.4% (fn1)
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON
                  OO
------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!






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                                                      Page 4 of 7 pages

Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common shares of beneficial interest, par value $.01 per share (the "Common Shares"), of Brandywine Realty Trust a Maryland corporation (the "Company"), whose principal executive offices are located at 14 Campus Boulevard, Suite 100, Newtown Square, Pennsylvania 19073.

Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities III L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors III L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

          The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of Common Shares.

          (b) The business address of each of Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurk, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither Five Arrows nor Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows nor Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was, and will be, Five Arrows' capital. The total amount of funds used by Five Arrows to purchase the shares reported herein will be up to $110,700,000 allocated as follows: (i) $23,500,007.52 to purchase the Preferred Shares currently held by Five Arrows, (ii) $75,199,992.48 which Five Arrows may use to purchase up to an additional 3,333,333 Preferred Shares and (iii) up to $12,000,000 to purchase the 500,000 Warrant Shares.

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                                                      Page 5 of 7 pages

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the Preferred Shares and the Warrant Shares by Five Arrows reported herein is for investment.

          Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Shares and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire additional securities of the Company or sell all or a portion of its Preferred Shares or other securities of the Company, now owned or hereafter acquired.

          Pursuant to the Articles Supplementary attached as Exhibit
99.2 and incorporated by reference in its entirety in this Item 4, Five Arrows has the right to designate one member of the Board of Trustees of the Company (the "Initial Designated Trustee") and another member under certain circumstances. D. Pike Aloian has been designated as the Initial Designated Trustee and has been appointed to the Board of Trustees of the Company by the existing Board of Trustees of the Company.

          Other than as set forth above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.

Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on April 27, 1999, Five Arrows may be deemed to beneficially own 4,875,000 Common Shares (consisting of (i) 1,041,667 Preferred Shares held by Five Arrows and up to 3,333,333 additional Preferred Shares that Five Arrows may be obligated to purchase on or before December 31, 1999, each of which is convertible, at any time or from time to time at the option of the reporting person, into one Common Share, subject to adjustment, and (ii) 500,000 Common Shares purchasable at any time or from time to time under the Warrant). Such shares in the aggregate would represent 11.4% of the outstanding Common Shares of the Company (based on 38,011,655 Common Shares of the Company outstanding as of March 15, 1999, as reported in the Form 10-K of the Company for the fiscal year ended December 31, 1998, as filed on April 1, 1999, plus the 4,875,000 Common Shares of the Company reported herein).


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                                                     Page 6 of 7 pages

          (b) Five Arrows has the sole power to vote and dispose of the Preferred Shares and the Common Shares owned, or which may be owned, by it as reported herein, which power may be exercised by Rothschild.

          (c) Five Arrows purchased 1,041,667 Preferred Shares on April 27, 1999, pursuant to the Investment Agreement, dated April 19, 1999, between the Company and Five Arrows, attached hereto as Exhibit 99.3 and incorporated by reference in its entirety herein. In consideration for the 1,041,667 Preferred Shares, Five Arrows paid $22.56 per share for a total of $23,500,007.52.

          (d) Not applicable.

          (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer

         Other than as described in the agreements included as exhibits attached hereto and incorporated by reference into this Item 6 in their entirety, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Preferred Shares or the Common Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1                              Joint Acquisition Statement, as
                                  required by Rule 13d-1(k) of the
                                  Securities Exchange Act of 1934.

99.2 Articles Supplementary Classifying and Designating 4,375,000 Preferred Shares as 8.75% Series B Senior Cumulative Convertible Preferred Shares.

99.3 Investment Agreement, dated as of April 19, 1999, between the Company and Five Arrows.

99.4 Common Shares Purchase Warrant, dated April 19, 1999, to purchase 500,000 Common Shares.

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                                                     Page 7 of 7 pages

                                 SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 6, 1999

                                FIVE ARROWS REALTY SECURITIES III L.L.C.

                                By:  /s/ D. Pike Aloian
                                     D. Pike Aloian
                                     Manager

                                ROTHSCHILD REALTY INVESTORS III L.L.C.

                                By:  /s/ D. Pike Aloian
 D. Pike Aloian
                                     Manager


























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